August 13, 2008

Via EDGAR

Mr. Stephen Krikorian
Accounting Branch Chief
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:	Access Integrated Technologies, Inc.
Form 10-K for the fiscal year ended March 31, 2008
Filed on June 16, 2008
Form 10-K/A for the fiscal year ended March 31, 2008
Filed on June 26, 2008
Form 8-K
Filed on June 12, 2008
Definitive Proxy Statement on Schedule 14A
Filed on July 28, 2008

File No. 000-51910

Dear Mr. Krikorian:

On behalf of Access Integrated Technologies, Inc. (the “Company”), we acknowledge receipt of your facsimile letter dated  August 6, 2008 by the Company.  The Company intends to respond to the letter by September 5, 2008.

Please feel free to contact me directly at (212) 808-5038 if you have any questions.

Sincerely,

/s/ Carol W. Sherman
Carol W. Sherman

cc: Gary Loffredo